SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated March 29, 2006 regarding the Final Results for the year ended December 31, 2005; and

2.	Announcement dated March 30, 2006 regarding the Subscription of Interest in Limited Partnership.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: April 20, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

(Incorporated in Hong Kong with limited liability) (Stock Code: 0008)

FINAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED DECEMBER 31, 2005

The directors (“Directors”) of PCCW Limited (the “Company” or “PCCW”) are pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively the “Group”) for the year ended December 31, 2005.

•	Profit attributable to equity holders of the Company increased 2.5% to HK$1,595 million
•	Final dividend of 12 HK cents per share
•	Net fixed line gain of 50,000 in the second half of 2005
•	now TV’s subscription base reached 549,000

MANAGEMENT REVIEW

PCCW reported profit attributable to equity holders of the Company of HK$1,595 million for the year ended December 31, 2005, a 2.5% increase compared to 2004. The Board of Directors of PCCW (the “Board”) has recommended the payment of a final dividend of 12 HK cents per share for the year ended December 31, 2005 subject to the approval of shareholders of the Company at the forthcoming annual general meeting.

2005 was a dynamic year for PCCW. The Group proved to be a successful turnaround telecoms operator amongst other incumbents around the world in a post-liberalization era. The new fixed carrier license granted at the beginning of 2005 to PCCW-HKT Telephone Limited (“HKTC”), an indirect wholly-owned subsidiary of PCCW, gave rise to a more level playing field and enabled HKTC to react to market changes more flexibly. The Group’s effective customer win-back campaign and its premium quality of products and services continued to differentiate it from its competitors. On a net basis, the Group added 50,000 fixed lines in the second half of 2005, compared to a loss of 53,000 lines in the first half of 2005, and a loss of 212,000 lines in year 2004.

now TV continued to gain momentum, driving growth for the Group’s broadband business. As at December 31, 2005, now TV’s subscription base reached 549,000 and the Group’s total broadband access lines grew by 20% year-on-year to 953,000. In addition to the long-term exclusive contracts secured with premier content providers, including ESPN, Satellite Television Asian Region Limited (STAR), HBO Pacific Partners (HBO) and Mei Ah Entertainment Group Limited, PCCW further enriched the local Chinese content by announcing a long-term carriage agreement with Galaxy Satellite Broadcasting Limited in February 2006 to distribute TVB PAY VISION service, including eight TVB-produced channels, on now TV’s platform. Further, on March 20, 2006, now Business News Channel (“now BNC”), a self-produced premium quality Cantonese financial news channel, was launched.

Consolidated revenue for the year ended December 31, 2005, excluding Bel-Air, increased 1% compared to 2004, to HK$17,678 million. The Group’s telecommunications services (“TSS”) division, after consolidating the post-acquisition results for SUNDAY Communications Limited (“SUNDAY”) in the second half of 2005, reported a 4% year-on-year growth in revenue, to HK$15,931 million.

The Group continued to exercise cautious cost control and saved 9% in total operating costs before depreciation and amortization by increasing corporate overhead efficiency and overall productivity level; and streamlining certain loss-making businesses.

As a result, group EBITDA margin improved to 30% while TSS EBITDA margin was diluted to 42.6% after including SUNDAY’s results in the second half of 2005. Excluding SUNDAY’s results, TSS EBITDA margin remained fairly stable at 44.1% .

The Group has changed certain of its accounting policies following its adoption of the new Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively referred to as the “new HKFRSs”), which are effective for the accounting periods beginning on or after January 1, 2005. None of these changes affect the Group’s underlying business operations or cashflow. Comparative figures in 2004 have been restated as required to conform with the new HKFRSs.

Under the new HKFRSs, the Group recorded HK$4,821 million of revenue from Bel-Air sales in 2005, a 11% decline compared to 2004. The new accounting policy delayed revenue recognition of Bel-Air units pre-sold on or after January 1, 2005 until when the properties would be completed. As a result, consolidated revenue for the year ended December 31, 2005, including Bel-Air, decreased 2% to HK$22,499 million.

In 2005, PCCW successfully re-entered the mobile market by acquiring an aggregate 79.35% stake in SUNDAY for a total cash consideration of HK$1,542 million. This transaction made PCCW a fully integrated operator with the ability to offer quadruple-play services including fixed line, broadband Internet, pay-TV and mobile services. It also enabled PCCW to progress its planning towards fixed-mobile convergence services in the future and strengthened its ability to be the preferred mobile partner in mainland China of China Network Communications Group Corporation (“China Netcom Group”).

In January 2006, the Group introduced a six-month trial of its 3G services. This introductory trial has received phenomenal response and about 110,000 users have been selected where most of whom are now connected to the PCCW mobile’s 3G services. It allows management to stress-test the 3G network and to better understand the market dynamics and customer behavior, hence minimizing the industry risk upon commercial launch.

A year after China Netcom Group acquired an approximately 20% stake of the Company, discussions between PCCW and China Netcom Group have progressed satisfactorily on business opportunities including broadband, property, directories and mobile businesses.

OUTLOOK

Few traditional telecommunications incumbents in the world have successfully arrested the decline in market share after liberalization. June 2005 was without a doubt the turning point; since then, the Company has been registering net gain in fixed lines month after month.

now TV, launched more than two years ago, has won worldwide acclaim as the most successful IPTV operation, not only in subscriber numbers but also in richness of content. Looking ahead, the Group will roll out HDTV on now TV platform, and, based on the success of the cinema booking service, further expand the interactive functions of IPTV to other areas of e-commerce. The proposed acquisition of a 50% stake in China Netcom Broadband Corporation Limited*, which has Internet access operations in the mainland cities of Hangzhou and Ningbo, gives the opportunity to enter the huge mainland market. Many operators around the world have expressed interest in co-operative arrangements with PCCW in IPTV.

The same technological leadership is fully demonstrated in the product line-up for the fixed line phone. More exciting new products are in the pipeline as the Group progresses with the building of its Next Generation Network.

Despite being the fourth operator to enter the 3G market, PCCW is the only operator with the ability to offer quadruple play of fixed line voice, data, video content and mobile services. The synergies and opportunities for inter-play between the four are immense. The challenge is to ensure that the great majority of those on the 3G trial program become satisfied paying customers.

The Group’s efforts to commercialize certain internal functions to serve external customers have shown significant success. Both PCCW Solutions and PCCW Teleservices have landed major contracts from the Government of the Hong Kong Special Administrative Region (the “Government”), multi-national corporations, banks, airlines, and insurance companies. The technical services arm, Cascade Limited, is carrying out assignments in no less than ten countries.

The Group’s efforts to stabilise core business and grow new business are beginning to bear fruit. More needs to be done but the Group hopes to see a positive impact of such initiatives in the years ahead.

FINANCIAL REVIEW BY SEGMENTS

For the year ended December 31, HK$ million
		2005			2004		Better/ (Worse)
				(Restated)[3]
	H1	H2	Full Year	H1	H2	Full Year	y-o-y
Revenue
TSS	7,497	8,434	15,931	7,549	7,785	15,334	4%
Business eSolutions [1]	1,323	1,131	2,454	1,312	1,389	2,701	(9)%
Infrastructure	3,352	1,802	5,154	2,321	3,542	5,863	(12)%
Bel-Air	3,179	1,642	4,821	2,096	3,319	5,415	(11)%
Infrastructure (ex. Bel-Air)	173	160	333	225	223	448	(26)%
Others	160	152	312	194	178	372	(16)%
Elimination	(631)	(721)	(1,352)	(597)	(671)	(1,268)	(7)%

Total Revenue	11,701	10,798	22,499	10,779	12,223	23,002	(2)%

Cost of sales	(5,893)	(4,574)	(10,467)	(4,536)	(5,995)	(10,531)	1%
Operating costs before depreciation
and amortization	(2,571)	(2,811)	(5,382)	(3,065)	(2,840)	(5,905)	9%

EBITDA [2]
TSS [4]	3,335	3,445	6,780	3,347	3,491	6,838	(1)%
Business eSolutions [1]	27	4	31	72	16	88	(65)%
Infrastructure	322	376	698	358	416	774	(10)%
Bel-Air	230	309	539	213	337	550	(2)%
Infrastructure (ex. Bel-Air)	92	67	159	145	79	224	(29)%
Others	(447)	(412)	(859)	(599)	(535)	(1,134)	24%

Total EBITDA	3,237	3,413	6,650	3,178	3,388	6,566	1%

Group EBITDA Margin	28%	32%	30%	29%	28%	29%	1%

EBITDA Margin (ex. Bel-Air)	35%	34%	35%	34%	34%	34%	1%

Note 1	Business eSolutions included the Information, Communications and Technology (“ICT”) services business provided under PCCW Solutions Limited (“PCCW Solutions”) (formerly known as Unihub Limited (“Unihub”)), retail business broadband and the Group’s directories businesses.

Note 2	EBITDA represents earnings before interest income, finance costs, income tax, depreciation, amortization, gain/loss on disposal of property, plant and equipment, investment properties and interests in leasehold land held for own use under operating leases, net other gains, provisions for impairment losses, restructuring costs, impairment losses on interests in jointly controlled companies and associates and the Group’s share of results of jointly controlled companies and associates. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with the new HKFRSs and should not be considered as representing net cash flows from operating activities. The computation of the Group’s EBITDA may not be comparable to similarly titled measures of other companies.

Note 3	2004 figures were restated in accordance with the new HKFRSs effective January 1, 2005.

Note 4	2005 second half TSS EBITDA included SUNDAY’s EBITDA of HK$25 million.

Note 5	Year-on-year percentage change was based on absolute percentage change.

Note 6	Year-on-year percentage change was based on total IDD minutes for the year.

Note 7	Gross debt refers to the principal amount of short-term borrowings and long-term liabilities. Net debt refers to the principal amount of short-term borrowings and long-term liabilities minus cash and cash equivalents.

OPERATING DRIVERS	2005		2004		Better/ (Worse)
	H1	H2	H1	H2	y-o-y

Exchange lines in service (’000)	2,514	2,564	2,662	2,567	0%
Business lines (’000)	1,127	1,164	1,175	1,144	2%
Residential lines (’000)	1,387	1,400	1,487	1,423	(2)%
Fixed line market share[5]	67%	68%	70%	68%	0%
Business lines	68%	69%	71%	69%	0%
Residential lines	65%	66%	70%	67%	(1)%
New Generation Fixed-Line (“NGFL”)
sign-ups (’000)	972	994	849	969	3%
now TV installed (’000)	441	549	269	361	52%
Total broadband access lines (’000)	857	953	753	796	20%
(Consumer, business and wholesale customers)
Retail consumer broadband subscribers (’000)	715	798	558	660	21%
Retail business broadband subscribers (’000)	80	88	68	74	19%
Consumer narrowband subscribers (’000)	139	132	160	148	(11)%
Traditional data (Exit Gbps)	262	294	211	234	26%
Retail International Direct Dial (“IDD”)
minutes[6] (’M mins)	741	786	661	722	10%
International Private Leased Circuit (“IPLC”)
bandwidth (Exit Mbps)	6,503	10,175	4,822	6,020	69%

TSS

TSS, leveraging on the new fixed carrier license granted by the Office of the Telecommunications Authority (“OFTA”) in January 2005, continued to actively manage its business and operations in response to the challenging operating, competitive and regulatory environment in Hong Kong’s telecommunications market. PCCW’s innovative NGFL services, and now TV, continued to bring enhanced features to its customers and the quality of service is seen as a key differentiator against competitors.

TSS revenue for the year ended December 31, 2005 increased 4% to HK$15,931 million after consolidating the post-acquisition results of SUNDAY in the second half of 2005. Excluding SUNDAY’s results, TSS revenue maintained solid at HK$15,333 million.

For the year ended December 31, HK$ million	2005			2004 (Restated)[3]			Better/ (Worse)
	H1	H2	Full Year	H1	H2	Full Year	y-o-y

Local Telephony Services	2,462	2,400	4,862	2,739	2,671	5,410	(10)%
Local Data Services	2,219	2,275	4,494	2,164	2,222	4,386	2%
International Telecommunications
Services	1,167	1,166	2,333	1,176	1,209	2,385	(2)%
Other Services	1,649	2,593	4,242	1,470	1,683	3,153	35%

TSS Revenue	7,497	8,434	15,931	7,549	7,785	15,334	4%

Cost of sales	(2,175)	(2,757)	(4,932)	(2,006)	(2,268)	(4,274)	(15)%
Operating costs before
depreciation and amortization	(1,987)	(2,232)	(4,219)	(2,196)	(2,026)	(4,222)	0%
TSS EBITDA [4]	3,335	3,445	6,780	3,347	3,491	6,838	(1)%

TSS EBITDA Margin	44%	41%	42.6%	44%	45%	44.6%	(2)%

TSS EBITDA Margin
(ex. SUNDAY)	44%	44%	44.1%	44%	45%	44.6%	(0.5)%

Local Telephony Services. In January 2005, OFTA issued a new fixed carrier license to HKTC, moving it from ex-ante to ex-post regulation. The Group is no longer required to obtain prior approval of tariff revisions, but merely notifies the regulator one day before the changes become effective. Various targeted marketing programmes were launched to retain and win-back fixed line customers. As a result, the Group gained 50,000 fixed lines in the second half of 2005 on a net basis, compared to a net loss of 53,000 fixed lines in the first half of 2005 and a net loss of 212,000 fixed lines in 2004.

The Hong Kong fixed line market is highly saturated and due to the economic downturn in previous years, the total number of direct exchange lines declined by around 1-2% per annum since 2001. For the year of 2005, according to industry statistics provided by OFTA and the Group’s estimate, the total number of direct exchange lines increased marginally by 0.3% compared to the 1% contraction in 2004. At the end of 2005, PCCW operated a total of 2,564,000 direct exchange lines compared to 2,567,000 lines in 2004, with an overall market share maintained at 68% year-on-year but improved from 67% in June 2005.

Revenue from local telephony services for the year ended December 31, 2005 decreased 10% year-on-year to HK$4,862 million. The lower revenue was partly due to the 8% net line loss in 2004 as a result of the competition from other network operators, and substitution by broadband access lines and wireless telecommunications services.

After the Government announced in July 2004 that the Type II interconnection policy for local fixed-line telecommunications services would be phased out in stages by June 30, 2008, at which time interconnection terms between operators would be subject to commercial negotiation, certain network operators leased fewer local access lines from the Group, resulting in a further decline in local telephony services revenue.

In December 2005, the Group has entered into long-term service supply agreements with two of the major network operators where interconnection arrangements are set at agreed commercial terms. This follows a similar agreement reached in 2004 with the third major network operator.

Local Data Services. Local data services revenue for the year ended December 31, 2005 increased 2% year-on-year to HK$4,494 million. Demand for broadband products and services continued to be strong and churn rate remained low as subscription of now TV increased customer loyalty. Total broadband access lines grew by 20% to 953,000 as at December 31, 2005 while now TV subscription base increased by 52% to 549,000. Increase in broadband and now TV revenue was partially offset by the decline in revenue due to severe pricing pressure in the provision of local area and wide area (LAN and WAN) corporate networks, and high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers.

International Telecommunications Services. International telecommunications services revenue for the year ended December 31, 2005 decreased 2% year-on-year to HK$2,333 million. This market continued to be competitive driving down retail prices while traffic volume rose strongly. IPLC bandwidth sold increased by 69% while retail outgoing IDD minutes traffic increased 10% year-on-year. Unit prices of IPLC, IDD and other international data products were lower than those in 2004, in line with the global market trend.

In October 2005, the Group restructured its international businesses to form a new business unit, PCCW Global. Leveraging on PCCW’s brand name, the new division will focus on maintaining PCCW’s competitive position in Asia, improving its global marketing effort as well as capturing emerging opportunities in targeted high growth markets overseas.

Other Services. Other services revenue, including the post-acquisition results of SUNDAY in the second half of 2005, increased 35% to HK$4,242 million. Excluding SUNDAY, other services revenue increased 16% primarily due to an increase in customer premise equipment (“CPE”) sales during the year and increase in revenue from certain international connectivity businesses.

For more information about the performance of SUNDAY, please refer to its 2005 annual results released on March 29, 2006.

Business eSolutions1

Business eSolutions included PCCW Solutions (formerly known as Unihub), the Group’s ICT business in Hong Kong and the mainland China provisioned under one new brand name; retail business broadband, the business undertaken by Unihub China Information Technology Company Limited, the Company’s subsidiary co-owned with China Telecommunications Corporation; and the Group’s directories business in Hong Kong and the mainland China. Business eSolutions revenue for the year ended December 31, 2005 decreased 9% to HK$2,454 million. The lower revenue contribution from PCCW Solutions, due mainly to delays in award of certain major contracts, was partially offset by an increase in revenue from retail business broadband.

Infrastructure

Infrastructure revenue primarily represented the contribution from Pacific Century Premium Developments Limited (“PCPD”), the Company’s majority-owned property subsidiary. Bel-Air sales continued to be strong, riding on the buoyant economy and the renewed interest in the luxury residential sector in Hong Kong.

Revenue for the year ended December 31, 2005 decreased 12% to HK$5,154 million mainly due to the change in accounting policy on revenue recognition of Bel-Air sales from percentage of completion basis to full completion basis in accordance with the new HKFRSs. Revenue from Infrastructure, excluding Bel-Air, dropped 26% as a result of the disposal of PCCW Tower in February 2005.

The Company converted Tranche A of the Convertible Notes (as defined in the shareholder circular of the Company dated March 26, 2004) issued by PCPD on May 10, 2004 with the principal amount of HK$1,170 million effective March 1, 2005. The stake of the Group in PCPD was approximately 61.66% as of December 31, 2005.

For more information about the performance of PCPD, please refer to its 2005 annual results released on March 29, 2006.

Others and Elimination

Other revenue primarily included revenue from the Group’s businesses in Taiwan and Japan. The Group continued to streamline certain non-core businesses including JALECO Ltd. (“JALECO”), the Group’s gaming business in Japan. On August 19, 2005, the Group disposed of its 79.72% interest in JALECO for a consideration of approximately US$48 million or HK$375 million, at a gain of approximately HK$159 million. Thus, other revenue decreased 16% to HK$312 million.

Elimination of HK$1,352 million predominantly relates to internal charges for communications services consumed, IT support and computer system network charges, customer support services and facilities management services between the Group’s business units.

COSTS

Total cost of sales for the year ended December 31, 2005 decreased slightly to HK$10,467 million. The lower cost of the Cyberport project recognized under the new HKFRSs was partially offset by the higher cost of sales in relation to now TV, higher CPE sales and increased revenue from certain international connectivity businesses. TSS costs of sales included post-acquisition cost of sales for SUNDAY in the second half of 2005.

For the year ended December 31,	2005	2004	Better/
HK$ million		(Restated) [3]	(Worse)
			y-o-y

Staff costs	2,677	2,996	11%
Repair and maintenance	369	358	(3)%
Other operating costs	2,336	2,551	8%
Total operating costs before depreciation and
amortization	5,382	5,905	9%
Depreciation and amortization	2,694	2,535	(6)%
Gain on disposal of property, plant and equipment,
investment properties and interests in leasehold land
held for own use under operating leases	(24)	(56)	(57)%

General and administrative expenses	8,052	8,384	4%

The Group achieved 9% savings in total operating costs before depreciation and amortization. Corporate overhead efficiency was further improved and certain non-core businesses including the gaming business in Japan was streamlined. TSS operating costs also included post-acquisition operating costs from SUNDAY in the second half of 2005.

EBITDA2

Group EBITDA for the year ended December 31, 2005 increased 1% year-on-year to HK$6,650 million and Group EBITDA margin increased slightly to 30%.

TSS EBITDA4 for the year ended December 31, 2005 decreased 1% to HK$6,780 million while TSS EBITDA margin was slightly diluted to 42.6% after consolidating the post-acquisition results for SUNDAY in the second half of 2005. Excluding SUNDAY’s results, TSS EBITDA remained fairly stable at 44.1% .

Other Gains, Net

Net other gains of HK$626 million for the year ended December 31, 2005 primarily included net realized and unrealized gains on cross currency swap contracts and on certain investments of the Group; and gain on disposal of the Group’s interests in JALECO; net of provision made for rental guarantee (note 4(a)).

Interest Income and Finance Costs

Interest income increased eight times to HK$533 million for the year ended December 31, 2005 mainly due to the higher average cash balance maintained by the Group. Finance costs increased 11% to HK$2,234 million for the year ended December 31, 2005 primarily due to the interest and premium paid for the early repurchase of the Yen 30,000 million 3.65% guaranteed notes due 2031; and the finance costs incurred by SUNDAY included in the second half of the year. Average cost of debt for 2005 was 6.7% .

Share of Results of Associates

Share of results of associates of HK$120 million for the year ended December 31, 2005 primarily represented the Group’s share of associate’s realized and unrealized gain on its investment in MobileOne Ltd (“MobileOne”). On October 28, 2005, the Group disposed of its entire indirect interest in MobileOne at a disposal gain of approximately HK$52 million.

Taxation

Taxation expenses for the year ended December 31, 2005 increased 10% to HK$1,103 million primarily due to the increase in profit before taxation. The Group’s effective tax rate for the year ended December 31, 2005 was 37% (2004: 39%). This rate is higher than the statutory tax rate of 17.5% mainly due to the fact that losses of some companies cannot be offset against profits of other companies for Hong Kong tax purposes and the disallowance of financing costs relating to the financing of non-income-producing assets. Excluding these factors, the Group would have an effective tax rate around the statutory tax rate of 17.5% ..

Minority Interests

Minority interests of HK$272 million primarily represented the net profit attributable to the minority shareholders of PCPD. The minority interests of HK$20 million in 2004 was net of the share of loss from the Group’s Japan and Taiwan businesses.

LIQUIDITY AND CAPITAL RESOURCES

Net cash inflow from operating activities decreased to HK$4,639 million for the year ended December 31, 2005 from HK$5,103 million in 2004. This was primarily due to an increase in restricted cash balance (note 11) and tax paid for the year.

The Group continued to deleverage and reduced gross debt7 to HK$29,165 million as at December 31, 2005. Cash and cash equivalents increased to HK$9,679 million. HKTC had a total of HK$10,800 million committed medium-term revolving credit facilities, of which HK$4,300 million remained undrawn at year end 2005. The Group’s net debt7 reduced by 26% year-on-year to HK$19,486 million as at December 31, 2005.

In February 2005, PCCW Tower, the Group’s headquarters in Hong Kong, was disposed of at a cash consideration of HK$2,808 million.

In March 2005, the shareholders of PCCW approved the strategic alliance transaction between the Company and China Netcom Group whereby China Netcom Group paid approximately HK$7,927 million in cash for an approximately 20% stake of the Company.

Subsequent to the first distribution of the net surplus proceeds of the Cyberport project between the Government and the Group in August 2004, the Group received further distributions in June and September 2005 for an aggregate amount of HK$727 million, thus increasing the Group’s balance of cash and cash equivalents.

On June 22, 2005, the Group acquired approximately 59.87% of SUNDAY at a cash consideration of HK$1,164 million. Under the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Hong Kong Code on Takeovers and Mergers, a mandatory unconditional cash offer was triggered. Upon the closing of the offer on September 9, 2005, the Group’s shareholding in SUNDAY was increased to approximately 79.35% at an additional cash investment of approximately HK$378 million.

In July 2005, the Group also provided financial resources to SUNDAY and its subsidiaries (the “SUNDAY Group”) to repay the loans and to refinance the performance bonds outstanding under the facilities previously arranged with Huawei Tech. Investment Co., Limited (the “Huawei Facilities”). The Group and SUNDAY Group entered into long-term inter-company loan facilities whereby the SUNDAY Group was provided with the required funding aggregating approximately HK$874 million for full repayment and cancellation of the Huawei Facilities. Management of the Company believes that the Huawei facilities were relatively cost ineffective to the Group.

The Group continued to prudently manage its debt profile and the following financing activities took place in 2005:

  Redemption of US$54 million 5% mandatory convertible note due to Telstra Corporation Limited (“Telstra Note”) on June 30, 2005.

  Repurchase and cancellation of the Japanese Yen 30,000 million 3.65% guaranteed notes on June 30, 2005.

  Issuance of US$500 million 5.25% guaranteed notes due 2015 on July 20, 2005.

  Redemption of US$1,100 million 3.5% guaranteed convertible bonds due 2005 on December 5, 2005, plus redemption premium.

As at December 31, 2005, the Group’s gross debt7 to total assets was 54.7% ..

Credit Ratings of HKTC

As of December 31, 2005, HKTC had investment grade ratings from Standard & Poor’s Ratings Services (BBB/Positive), Moody’s Investors Service (Baa2/Stable) and Fitch Ratings (BBB+/Negative).

CAPITAL EXPENDITURE

Consolidated capital expenditure for the year ended December 31, 2005 was HK$2,441 million (2004: HK$1,972 million), including SUNDAY’s capital expenditure of HK$210 million in the second half of 2005 but excluding the indefeasible rights to use the international undersea cable capacity and other related equipment acquired from REACH Ltd. (“REACH”) of HK$1,627 million. The majority of capital expenditure was spent on meeting demand of new products and services, such as now TV, and on new initiatives including the Group’s IP Network, UK Broadband project, NGFL services and broadband network expansion.

PCCW has made significant investment in its communications network in previous years. This included the upgrade and expansion of network coverage, and building a platform for broadband and fast developing IP initiatives. Besides on-going core network expansion, the capital expenditure in 2006 will include development of the full IP Network, mobile network services and other new products and services. PCCW will continue to invest prudently, using assessment criteria including internal rate of return, net present value and payback period.

HEDGING

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance and Management Committee, a sub-committee of the Executive Committee of the Board, determines appropriate risk management activities undertaken with the aim of managing prudently the market risk associated with transactions undertaken in the normal course of the Group’s business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee of the Board, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Group’s financial results. Costs associated with entering into such contracts are not material to the Group’s financial results.

CHARGE ON ASSETS

As at December 31, 2005, certain assets of the Group with an aggregate carrying value of HK$62 million (2004: HK$67 million) were pledged to secure loan and borrowing facilities utilized by the Group.

Certain quoted investments, with an aggregate value of HK$178 million (2004: HK$224 million), were placed as collateral in relation to certain equity-linked transactions entered into by the Group in 2002.

As at December 31, 2004, the Group’s interest in REACH was also used to secure the Telstra Note. The charge was released upon the full redemption of the Telstra Note on June 30, 2005.

In connection with the undertakings relating to the capital reduction approved by the High Court of Hong Kong on August 3, 2004, the bank guarantee issued in favor of the Company was secured by a bank deposit placed by another indirect wholly-owned subsidiary of the Company amounting to approximately HK$259 million as at December 31, 2005 (2004: Nil), which was included in “Restricted cash” in the consolidated balance sheet.

CONTINGENT LIABILITIES

As at December 31,
HK$ million	2005	2004

Performance guarantee	403	129
Others	34	119

	437	248

On April 23, 2002, a writ of summons was issued against PCCW-HKT Limited (“HKT”), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$99 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725% per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Chapter 4 of the Laws of Hong Kong. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defense was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the Directors consider that HKT has valid defenses and therefore no provision has been made.

HKTC is in dispute with Hong Kong’s Inland Revenue Department (the “IRD”) regarding the deductibility of certain finance expenses. The IRD had raised two assessments for part of the disputed finance expenses on April 21, 2005 and February 3, 2006. HKTC had lodged an objection to both assessments and successfully obtained a holdover of the tax assessed through the purchase of Tax Reserve Certificates in the amount of HK$308 million. The estimated tax impact of the dispute may amount to HK$322 million up to December 31, 2005. Based on the information available to the Group to date, HKTC has made a provision based on the best estimate of the amount that may ultimately be required to settle the dispute. The directors consider that the impact of any unprovided amounts which may materialize is immaterial.

The Group is subject to certain corporate guarantee obligations to guarantee performance of its wholly-owned subsidiaries in the normal course of their businesses. The amount of liabilities arising from such obligations, if any, cannot be ascertained but the directors are of the opinion that any resulting liability would not materially affect the financial position of the Group.

HUMAN RESOURCES

As at December 31, 2005, the Group had approximately 14,108 employees (2004: 12,248), including employees of SUNDAY. The majority of these employees work in Hong Kong. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company’s business performance targets. Payment of bonuses is generally based on achievement of net profit after tax target for the Group as a whole and revenue and EBITDA2 targets for the Company’s individual businesses. The Company also operates a discretionary employee share option scheme and two share award schemes to motivate employee performance in enhancing shareholder value.

FINAL DIVIDEND

The Board has recommended the payment of a final dividend of 12 (2004: 9.6) HK cents per share for the year ended December 31, 2005 subject to the approval of shareholders of the Company at the forthcoming annual general meeting. An interim dividend of 6.5 (2004: 5.5) HK cents per share was paid by the Company on October 4, 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from May 22, 2006 to May 24, 2006 both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend of 12 HK cents per share, all transfers, accompanied by the relevant share certificates, should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, for registration not later than 4:00 p.m. on May 19, 2006. Dividend warrants will be dispatched on or around May 30, 2006.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended December 31, 2005, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities.

AUDIT COMMITTEE

The Company’s Audit Committee has reviewed the accounting policies adopted by the Group and the audited consolidated financial statements of the Group for the year ended December 31, 2005.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

For the year ended December 31, 2005, the Company has complied with all the applicable code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 (the “Code”) to the Listing Rules on the Stock Exchange save for the exceptions below:-

Under code provision A.4.1 of the Code, non-executive directors should be appointed for a specific term, subject to re-election. The Non-Executive Directors of the Company are not appointed for a specific term of office. However, all the directors of the Company are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company’s Articles of Association mentioned below.

Under the second part of code provision A.4.2 of the Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. According to the Company’s Articles of Association, all directors of the Company are subject to retirement by rotation and one-third of the directors (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office at each annual general meeting.

In order to ensure full compliance with code provisions A.4.1 and A.4.2, a special resolution will be proposed to amend the relevant articles of the Company’s Articles of Association at the forthcoming annual general meeting, so that every director shall be subject to retirement at least once every three years. Following such amendment to the Company’s Articles of Association, no director will remain in office for a term of more than three years.

Under the first part of code provision D.1.2 of the Code, an issuer should formalize the functions reserved to the board and those delegated to management. This code provision has been complied with subsequent to June 30, 2005.

Under the first part of code provision E.1.2 of the Code, the chairman of the board should attend annual general meetings. The Chairman of the Board was not able to attend the annual general meeting of the Company held on May 23, 2005 as he had another business engagement.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This results announcement is published on the websites of the Company (www.pccw.com) and the Stock Exchange (www.hkex.com.hk). The 2005 annual report will be dispatched to the shareholders and available on the same websites on or about April 13, 2006.

By Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, March 29, 2006

AUDITED CONSOLIDATED RESULTS

For the year ended December 31, 2005
(In HK$ million except for earnings per share and dividends per share)
	Note	2005	2004
			(Restated)
			(Note 16)

Turnover	3	22,499	23,002
Cost of sales		(10,467)	(10,531)
General and administrative expenses		(8,052)	(8,384)
Other gains, net	4	626	409
Provisions for impairment losses		(52)	(40)
Restructuring costs		—	(51)
Interest income		533	57
Finance costs		(2,234)	(2,018)
Share of results of jointly controlled companies		1	(4)
Share of results of associates		120	151
Impairment losses on interests in jointly controlled
companies and associates		(4)	(16)

Profit before taxation	5	2,970	2,575
Income tax	6	(1,103)	(999)

Profit for the year	3	1,867	1,576

Attributable to:
Equity holders of the Company		1,595	1,556
Minority interests		272	20

Profit for the year		1,867	1,576

Dividends payable to equity holders of the Company
attributable to the year:	7
Interim dividend declared and paid during the year		437	295
Final dividend proposed after the balance sheet date		807	645

		1,244	940

Earnings per share	8
Basic		24.97 cents	28.98 cents

Diluted		24.92 cents	28.77 cents

Dividends per share	7
Interim		6.50 cents	5.50 cents

Final		12.00 cents	9.60 cents

AUDITED CONSOLIDATED BALANCE SHEET

As at December 31, 2005
(In HK$ million)
	Note	2005	2004
			(Restated)
			(Note 16)
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment		16,012	14,021
Investment properties		3,390	5,076
Interests in leasehold land held for own use under
operating leases		661	1,186
Properties held for/under development	9	1,935	6,082
Goodwill		2,661	960
Intangible assets		1,326	1,266
Interest in jointly controlled companies		10	1,227
Interest in associates		695	647
Held-to-maturity investments		18	31
Investment securities		—	388
Available-for-sale financial assets		526	—
Amounts due from related companies		15	—
Net lease payments receivable		203	287
Deferred tax assets		4	38
Other non-current assets		118	272

		27,574	31,481

Current assets
Properties under development	9	5,538	469
Properties for sale		131	—
Sales proceeds held in stakeholders’ accounts	10	4,293	4,418
Restricted cash	11	1,592	904
Prepayments, deposits and other current assets		1,382	1,762
Inventories		534	470
Amounts due from related companies		45	4
Derivative financial instruments		102	—
Financial assets at fair value through profit or loss		312	—
Other investments		—	313
Investment in unconsolidated subsidiaries held for
sale		45	51
Accounts receivable, net	12	2,056	1,639
Cash and cash equivalents		9,679	3,494

		25,709	13,524

	Note	2005	2004
			(Restated)
			(Note 16)
Current liabilities
Short-term borrowings		(6,500)	(9,012)
Derivative financial instruments		(62)	—
Accounts payable	13	(997)	(932)
Accruals, other payables and deferred income		(5,214)	(6,632)
Provisions	14	(5,299)	(1,584)
Amounts due to related companies		(1,153)	(366)
Gross amount due to customers for contract work		(11)	(5)
Advances from customers		(2,269)	(1,283)
Taxation		(855)	(1,080)

		(22,360)	(20,894)

Net current assets/(liabilities)		3,349	(7,370)

Total assets less current liabilities		30,923	24,111

Non-current liabilities
Long-term liabilities		(22,857)	(20,480)
Amounts due to minority shareholders of subsidiaries		(11)	(11)
Deferred tax liabilities		(2,181)	(2,312)
Deferred income		(860)	(996)
Defined benefit liability		(13)	(317)
Provisions	14	(1,435)	(4,884)
3G licence fees liability		(531)	—
Other long-term liabilities		(303)	(811)

		(28,191)	(29,811)

Net assets/(liabilities)		2,732	(5,700)

CAPITAL AND RESERVES
Share capital		1,681	1,344
Deficit		(1,071)	(8,903)

Equity attributable to equity holders of the Company		610	(7,559)
Minority interests		2,122	1,859

Total equity		2,732	(5,700)

NOTES

1.	BASIS OF PREPARATION

The accounting policies and methods of computation used in preparing these audited consolidated financial statements are consistent with those followed in preparing the annual financial statements of PCCW Limited (the “Company”) and its subsidiaries (collectively known as the “Group”) for the year ended December 31, 2004, except that the Group has changed certain of its accounting policies following its adoption of new Hong Kong Financial Reporting Standards (“HKFRSs”). The HKFRSs include all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations (“HK-Int”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) which are effective for accounting periods beginning on or after January 1, 2005.

The changes to the Group’s accounting policies and the effect of adopting these new policies are set out in note 2 below.

2.	CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after January 1, 2005.

The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

a.	Adoption of new and revised HKFRSs

The Group has adopted the new and revised HKFRSs below, which are relevant to its operations, in the preparation of the financial statements. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

	HKAS 1	Presentation of Financial Statements
	HKAS 2	Inventories
	HKAS 7	Cash Flow Statements
	HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
	HKAS 10	Events after the Balance Sheet Date
	HKAS 11	Construction Contracts
	HKAS 12	Income Taxes
	HKAS 14	Segment Reporting
	HKAS 16	Property, Plant and Equipment
	HKAS 17	Leases
	HKAS 18	Revenue
	HKAS 19	Employee Benefits
	HKAS 21	The Effects of Changes in Foreign Exchange Rates
	HKAS 23	Borrowing Costs
	HKAS 24	Related Party Disclosures
	HKAS 27	Consolidated and Separate Financial Statements
	HKAS 28	Investment in Associates
	HKAS 31	Interests in Joint Ventures
	HKAS 32	Financial Instruments: Disclosure and Presentation
	HKAS 33	Earnings per Share
	HKAS 36	Impairment of Assets
	HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
	HKAS 38	Intangible Assets
	HKAS 39	Financial Instruments: Recognition and Measurement
	HKAS 40	Investment Property

HKAS-Int 12	Consolidation — Special Purpose Entities
HKAS-Int 15	Operating Leases — Incentives
HKAS-Int 21	Income Taxes — Recovery of Revalued Non-Depreciable Assets
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations
HK-Int 3	Revenue — Pre-completion Contracts for the Sale of Development Properties
HK-Int 4	Leases — Determination of the Length of Lease Term in respect of Hong Kong Land
Leases

The adoption of HKASs 2, 7, 8, 10, 11, 12, 14, 16, 19, 21, 23, 27, 28, 31, 33, 37, 38, HKAS-Ints 12 and 15, HKFRS 5 and HK-Int 4 had no material effect on the accounting policies. The effect of the adoption of certain new and revised HKFRSs, which results in substantial changes to the accounting policies, is set out below.

i.	Changes in presentation (HKAS 1)

HKAS 1 has affected the presentation of share of net after-tax results of jointly controlled companies and associates, and minority interests.

	—	Presentation of shares of jointly controlled companies’ and associates’ taxation

In prior years, the Group’s share of taxation of jointly controlled companies and associates accounted for using the equity method was included as part of the Group’s income tax in the consolidated income statement. With effect from January 1, 2005, in accordance with the implementation guidance in HKAS 1, the Group has changed the presentation and includes the share of taxation of jointly controlled companies and associates accounted for under equity method in the respective shares of results of jointly controlled companies and associates reported in the consolidated income statement before arriving at the Group’s profit or loss before taxation.

	—	Minority interests

In prior years, minority interests in the results of the Group for the year were separately presented in the income statement as a deduction before arriving at the profit attributable to shareholders (the equity holders of the Company). With effect from January 1, 2005, in order to comply with HKAS 1, the Group has changed its accounting policy relating to the presentation of minority interests. Under the new policy, minority interests are presented in the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and equity holders of the Company, and are presented as part of equity, separately from interests attributable to the equity holders of the Company on the consolidated balance sheet.

These changes in presentation have been applied retrospectively with comparatives restated as shown in notes 2(b) and 2(c) below.

ii.	Leasehold land and buildings held for own use (HKAS 17)

In prior years, leasehold land and buildings held for own use were stated at cost less accumulated depreciation and impairment losses. Depreciation was calculated to write off the cost on a straight-line basis over the shorter of the lease term and the estimated useful lives of the buildings.

With effect from January 1, 2005, in order to comply with HKAS 17, the Group has adopted a new policy for leasehold land and buildings held for own use. Under the new policy, the interest in leasehold land held for own use is accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be measured separately from the fair value of the interest in leasehold land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. Any buildings held for own use which are situated on such land leases continue to be presented as part of property, plant and equipment. Any pre-paid cost of acquiring the land leases is amortized in the income statement on a straight-line basis over the period of the lease term or where there is impairment, the impairment is expensed in the income statement.

This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly. The adjustments for each financial statement line item affected for the years ended December 31, 2004 and 2005 are set out in notes 2(b) and 2(c) below.

iii.	Recognition of up-front installation fees (HKAS 18)

In prior years, up-front fees received for installation of equipment and activation of customer service were recognized when installation and activation were completed.

Upon the adoption of HKAS 18 as from January 1, 2005, up-front fees received for installation of equipment and activation of customer service are deferred and recognized over the expected customer relationship period, which is estimated based on the expected stabilized churn rate.

This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly. The adjustments for each financial statement line item affected for the years ended December 31, 2004 and 2005 are set out in notes 2(b) and 2(c) below.

iv.	Definition of related parties (HKAS 24)

As a result of the adoption of HKAS 24, the definition of related parties has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period, as compared to those that would have been reported had the Statement of Standard Accounting Practice 20 “Related party disclosures” still been in effect.

v.	Financial instruments (HKAS 32 and HKAS 39)

With effect from January 1, 2005, in order to comply with HKAS 32 and HKAS 39, the Group has changed its accounting policies relating to financial instruments as follows:

— Investments in debt and equity securities

In prior years, equity investments, other than investments in subsidiaries, associates, joint ventures and jointly controlled companies, were classified as (i) investment securities, where the investments were held on a continuing basis for an identifiable long-term purpose were classified as investment securities and were stated at cost less provisions for diminution in value; and (ii) other investments, where the investments were other than investment securities and held-to-maturity securities and were stated at fair value with changes in fair value recognized in the income statement as they arose.

With effect from January 1, 2005, and in accordance with HKAS 39, all non-trading investments, other than investments in subsidiaries, associates, joint ventures and jointly controlled companies, are classified as available-for-sale financial assets and carried at fair value. Changes in fair value are recognized in the available-for-sale financial assets reserve under equity, unless there is objective evidence that an individual investment has been impaired. There are no material adjustments arising from the adoption of the new policies to the carrying value of trading investments, held-to-maturity investments and unquoted available-for-sale financial assets not carried at fair value.

	—	Derivative financial instruments

In prior years, the notional amounts of derivative financial instruments, including interest rate and currency swaps, forward interest rate agreements, interest rate options and equity options, entered into by the Group were not reflected in the balance sheet. The related interest flows were accounted for on an accrual basis and the premiums received or paid on written or purchased options were amortized over the terms of the respective options.

With effect from January 1, 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in fair value are recognized in the income statement as they arise.

	—	Convertible notes and bonds

In prior years, convertible notes and bonds issued were stated at amortized cost (including transaction costs), with any difference between the cost and redemption value being recognized in the income statement over the period of the convertible notes and bonds on a straight-line basis.

With effect from January 1, 2005, and in accordance with HKAS 32, convertible notes and bonds issued, that are convertible into a fixed number of shares of the Company, are split into their liability and equity components at initial recognition. The liability component is subsequently carried at amortized cost (including transaction costs) using the effective interest rate method. The equity component is recognized in the convertible note and bonds reserve until the note or bond is either converted (in which case it is transferred to share premium) or the note or bond is redeemed (in which case it is released directly to retained profits).

The above changes in accounting policies were adopted by way of an adjustment to the opening balance of deficit as at January 1, 2005 in accordance with the transitional arrangements in HKAS 39, except for the change in accounting policy relating to the splitting of the convertible notes and bonds issued into their liability and equity components at initial recognition in accordance with HKAS 32, in which case it has been adopted retrospectively. The adjustments for each financial statement line item affected for the years ended December 31, 2004 and 2005 are set out in notes 2(b) and 2(c) below.

vi.	Amortization of goodwill (HKFRS 3 and HKAS 36)

In prior periods, goodwill arising on consolidation for acquisitions:

	—	occurring before January 1, 2001 was taken directly to reserves at the time it arose, and was not recognized in the income statement until disposal or impairment of the acquired business, and was subject to annual impairment testing; and

	—	occurring on or after January 1, 2001 was amortized on a straight-line basis over its useful life and was subject to impairment testing when there were indications of impairment.

With effect from January 1, 2005, in order to comply with HKFRS 3 and HKAS 36, the Group has changed its accounting policies relating to goodwill. Under the new policy, the Group no longer amortizes goodwill but tests it at least annually for impairment.

The new policy in respect of the cessation of amortization of goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. Also, goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before January 1, 2001) will not be recognized in the income statement on disposal or impairment of the acquired business, or under any other circumstances. The adjustments for each financial statement line item affected for the year ended December 31, 2005 are set out in note 2(c) below.

vii.	Investment property (HKAS 40)

Changes in accounting policies relating to investment properties are as follows:

	—	Recognition of movements in fair value in the income statement

In prior years, changes arising on the revaluation of the Group’s investment properties were recognized directly in the property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a deficit previously recognized in the income statement had been reversed, or when an individual investment property was disposed of. In these limited circumstances, changes arising on the revaluation were recognized in the income statement.

Upon the adoption of HKAS 40 as from January 1, 2005, all changes in the fair value of investment properties are recognized directly in the income statement in accordance with the fair value model in HKAS 40.

There is no requirement for the Group to restate the comparative information and accordingly, any adjustment relating to the treatment of the property revaluation surplus has been made to the deficit as at January 1, 2005, including the reclassification of any amount held in the property revaluation reserve.

	—	Dual use properties

In prior years, for dual use properties, the parts held for own use and used as investment properties were accounted for separately if more than 15% by area or value of the property was occupied by members of the Group.

HKAS 40 states that dual use properties can only be classified as investment properties if (i) the portion used as investment properties can be separately sold or leased out under finance lease; or (ii) the portion occupied by members of the Group is insignificant.

Upon the adoption of HKAS 40 as from January 1, 2005, part of the properties being accounted for as investment properties in prior years is treated as properties held for own use and hence is accounted for in accordance with HKAS 16. The change in accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.

The adjustments for each financial statement line item affected for the years ended December 31, 2004 and 2005 are set out in notes 2(b) and 2(c) below.

viii.	Deferred tax on movements in fair value of investment properties (HKAS-Int 21)

In prior years, the Group was required to apply the tax rate that would be applied for recovery of the carrying value of the investment properties through sale to determine whether any amounts of deferred tax liabilities should be recognized on the revaluation of investment properties.

As from January 1, 2005, in order to comply with HKAS-Int 21, the Group recognizes deferred tax liabilities on movements in the fair value of an investment property using tax rates that are applied for recovery of the carrying value of the investment properties through use, if the Group has no intention to sell it and the property would have been depreciable had the Group not adopted the fair value model.

The change in accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly. The adjustments for each financial statement line item affected for the years ended December 31, 2004 and 2005 are set out in notes 2(b) and 2(c) below.

ix.	Equity-settled share-based payments (HKFRS 2)

In prior years, no amounts were recognized for the equity-settled share-based payment transactions in the Group, including:

	—	share options granted to employees or directors of the Group to acquire shares of the Company at specified exercise prices under the share option schemes operated by the Group;

	—	shares of the Company awarded to employees (but not directors) of the Group under the Subscription Scheme operated by the Group; and

	—	shares of the Company granted to employees of the Group by the principal shareholder of the Company.

If the employees or directors of the Group chose to exercise the share options, the nominal amount of share capital and share premium were credited only to the extent of the share option’s exercise price receivable.

With effect from January 1, 2005, in order to comply with HKFRS 2, the Group has adopted a new policy for the above equity-settled share-based payment transactions. Under the new policy, the Group recognizes the fair value of such share options or shares as an expense in the income statement according to the vesting schedule, with a corresponding increase recognized in the employee share-based compensation reserve under equity.

The new accounting policy has been applied retrospectively with comparatives restated, except that the Group has taken advantage of the transitional provisions set out in HKFRS 2, under which the new recognition and measurement policies have not been applied to the following grants of share options or shares:

	—	all share options or shares granted to employees or directors on or before November 7, 2002; and

	—	all share options or shares granted to employees or directors after November 7, 2002 but which had vested before January 1, 2005.

The adjustments for each financial statement line item affected for the years ended December 31, 2004 and 2005 are set out in notes 2(b) and 2(c) below.

x.	Revenue arising from pre-sales of properties under development (HK-Int 3)

In prior years, revenue arising from the pre-sales of properties under development was recognized on the percentage of construction completion basis.

Upon the adoption of HK-Int 3 as from January 1, 2005, revenue arising from the pre-completion contracts for the sale of properties under development entered into on or after January 1, 2005 is recognized when the property is completed.

The new accounting policy has been applied prospectively in accordance with the transitional arrangements under HK-Int 3. The adjustments for each financial statement line item affected for the year ended December 31, 2005 are set out in note 2(c) below.

b.	Restatement of prior periods

The following tables disclose the adjustments that have been made in accordance with the transitional provisions of the respective new and revised HKFRSs or the provisions of HKAS 8 to each of the line items in the consolidated income statement and balance sheet and other significant related disclosure items as previously reported for the year ended December 31, 2004.

i.	Effect on the consolidated income statement

	Consolidated income statement for the year ended December 31, 2004

	In HK$ million	2004	Effect of new policy (increase/(decrease) in profit for the year)							2004
	(except for earning sper share)	(as previously reported)	HKAS 1	HKAS 17	HKAS 18	HKAS 32	HKAS- Int 21	HKFRS 2	Sub-total	(as restated)
			(Note 2(a)(i))	(Note 2(a)(ii))	(Note 2(a)(iii))	(Note 2(a)(v))	(Note 2(a)(viii))	(Note 2(a)(ix))

	Turnover	22,895	—	—	107	—	—	—	107	23,002
	Cost of sales	(10,531)	—	—	—	—	—	—	—	(10,531)
	General and administrative
	expenses	(8,298)	—	7	—	—	—	(93)	(86)	(8,384)
	Other gains, net	461	—	—	—	—	(52)	—	(52)	409
	Provisions for impairment
	losses	(40)	—	—	—	—	—	—	—	(40)
	Restructuring costs	(51)	—	—	—	—	—	—	—	(51)
	Interest income	57	—	—	—	—	—	—	—	57
	Finance costs	(1,986)	—	—	—	(32)	—	—	(32)	(2,018)
	Share of results of jointly
	controlled companies	(4)	—	—	—	—	—	—	—	(4)
	Share of results of associates	152	(1)	—	—	—	—	—	(1)	151
	Impairment losses on
	interests in jointly
	controlled companies and
	associates	(16)	—	—	—	—	—	—	—	(16)

	Profit before taxation	2,639	(1)	7	107	(32)	(52)	(93)	(64)	2,575
	Income tax	(981)	1	—	(19)	—	—	—	(18)	(999)

	Profit after taxation	1,658	—	7	88	(32)	(52)	(93)	(82)	1,576
	Minority interests	(20)	20	—	—	—	—	—	20	—

	Profit for the year	1,638	20	7	88	(32)	(52)	(93)	(62)	1,576

	Attributable to:
	Equity holders of the
	Company	1,638	—	7	88	(32)	(52)	(93)	(82)	1,556
	Minority interests	—	20	—	—	—	—	—	20	20

	Profit for the year	1,638	20	7	88	(32)	(52)	(93)	(62)	1,576

	Earnings per share (in HK
	cents)
	Basic	30.50	—	0.13	1.64	(0.59)	(0.97)	(1.73)	(1.52)	28.98

	Diluted	30.26	—	0.13	1.60	(0.58)	(0.95)	(1.69)	(1.49)	28.77

	Other significant disclosure
	items:
	Staff costs	2,903	—	—	—	—	—	93	93	2,996
	Depreciation	2,379	—	(22)	—	—	—	—	(22)	2,357
	Amortization of land lease
	premium	—	—	15	—	—	—	—	15	15

ii.	Effect on the consolidated balance sheet

Consolidated balance sheet at December 31, 2004

In HK$ million	2004	Effect of new policy (increase/(decrease) in net assets)							2004
	(as previously reported)	HKAS 17	HKAS 18	HKAS 32	HKAS 40	HKAS- Int 21	HKFRS 2	Sub-total	(as restated)
		(Note 2(a)(ii))	(Note 2(a)(iii))	(Note 2(a)(v))	(Note 2(a)(vii))	(Note 2(a)(viii))	(Note 2(a)(ix))
Non-current assets
Property, plant and equipment	15,062	(1,157)	—	—	116	—	—	(1,041)	14,021
Investment properties	5,184	—	—	—	(108)	—	—	(108)	5,076
Interests in leasehold land
held for own use under
operating leases	—	1,189	—	—	(3)	—	—	1,186	1,186
Other non-current assets	11,198	—	—	—	—	—	—	—	11,198

	31,444	32	—	—	5	—	—	37	31,481

Current assets	13,524	—	—	—	—	—	—	—	13,524

Current liabilities
Short-term borrowings	(9,031)	—	—	19	—	—	—	19	(9,012)
Accruals, other payables and
deferred income	(6,617)	—	—	(15)	—	—	—	(15)	(6,632)
Advances from customers	(1,052)	—	(231)	—	—	—	—	(231)	(1,283)
Other current liabilities	(3,967)	—	—	—	—	—	—	—	(3,967)

	(20,667)	—	(231)	4	—	—	—	(227)	(20,894)

Net current liabilities	(7,143)	—	(231)	4	—	—	—	(227)	(7,370)

Total assets less current
liabilities	24,301	32	(231)	4	5	—	—	(190)	24,111

Non-current liabilities
Long-term liabilities	(20,663)	—	—	183	—	—	—	183	(20,480)
Deferred tax liabilities	(2,613)	—	213	—	—	88	—	301	(2,312)
Deferred income	(9)	—	(987)	—	—	—	—	(987)	(996)
Other long-term liabilities	(704)	—	—	(107)	—	—	—	(107)	(811)
Other non-current liabilities	(5,212)	—	—	—	—	—	—	—	(5,212)

	(29,201)	—	(774)	76	—	88	—	(610)	(29,811)

Net liabilities	(4,900)	32	(1,005)	80	5	88	—	(800)	(5,700)

CAPITAL AND RESERVES
Share capital	1,344	—	—	—	—	—	—	—	1,344
Share premium	18	—	—	—	—	—	11	11	29
Employee share-based
compensation reserve	—	—	—	—	—	—	137	137	137
Property revaluation reserve	25	—	—	—	8	97	—	105	130
Convertible note and bonds
reserve	—	—	—	202	—	—	—	202	202
Deficit	(28,039)	32	(1,005)	(122)	(3)	(52)	(148)	(1,298)	(29,337)
Other reserves	19,936	—	—	—	—	—	—	—	19,936

Equity attributable to
equity holders of the
Company	(6,716)	32	(1,005)	80	5	45	—	(843)	(7,559)
Minority interests	1,816	—	—	—	—	43	—	43	1,859

Total equity	(4,900)	32	(1,005)	80	5	88	—	(800)	(5,700)

c.	Estimated effect of changes in accounting policies for the current period

The following tables provide estimates of the extent to which each of the line items in the consolidated income statement and balance sheet and other significant related disclosure items for the year ended December 31, 2005 is higher or lower than it would have been had the previous policies still been applied in the year, where it is practicable to make such estimates. In addition, the adjustments that have been made to the opening balances at January 1, 2005, which are the aggregate effect of retrospective adjustments as at December 31, 2004 and the opening balance adjustments made as at January 1, 2005 to each of the line items in the consolidated balance sheet are also included.

i.	Effect on the consolidated income statement

Estimated effect on the consolidated income statement for the year ended December 31, 2005:

In HK$ million (except for earnings per share)	Estimated effect of new policy (increase/(decrease) in profit for the year)
	HKAS 1	HKAS 17	HKAS 18	HKASs 32 & 39	HKFRSs 3 & HKAS 36	HKAS 40	HKFRS 2	HK-Int 3	Total
	(Note 2(a)(i))	(Note 2(a)(ii))	(Note 2(a)(iii))	(Note 2(a)(v))	(Note 2(a)(vi))	(Note 2(a)(vii))	(Note 2(a)(ix))	(Note 2(a)(x))

Turnover	—	—	147	—	—	—	—	(672)	(525)
Cost of sales	—	—	—	—	—	—	—	571	571
General and administrative
expenses	—	7	—	25	105	73	(100)	—	110
Other gains, net	—	—	—	345	—	2	—	—	347
Finance costs	—	—	—	(2)	—	—	—	—	(2)
Share of results of associates	(1)	—	—	—	—	—	—	—	(1)

Profit before taxation	(1)	7	147	368	105	75	(100)	(101)	500
Income tax	1	—	(26)	—	—	—	—	18	(7)

Profit for the year	—	7	121	368	105	75	(100)	(83)	493

Attributable to:
Equity holders of the
Company	—	7	121	368	105	47	(98)	(50)	500
Minority interests	—	—	—	—	—	28	(2)	(33)	(7)

Profit for the year	—	7	121	368	105	75	(100)	(83)	493

Earnings per share (in HK
cents)
Basic	—	0.11	1.89	5.76	1.65	0.73	(1.53)	(0.78)	7.83

Diluted	—	0.11	1.89	5.75	1.64	0.73	(1.53)	(0.78)	7.81

Other significant disclosure
items:
Staff costs	—	—	—	—	—	—	100	—	100
Depreciation	—	(23)	—	—	—	—	—	—	(23)
Amortization of goodwill	—	—	—	—	(105)	—	—	—	(105)
Amortization of land lease
premium	—	16	—	—	—	—	—	—	16

ii.	Effect on the consolidated balance sheet

Estimated effect on the consolidated balance sheet as at December 31, 2005:

In HK$ million	Estimated effect of new policy (increase/(decrease) in net assets)
	HKAS 17	HKAS 18	HKASs 32 & 39	HKFRS 3 & HKAS 36	HKAS 40	HKAS- Int 21	HKFRS 2	HK-Int 3	Total
	(Note 2(a)(ii))	(Note 2(a)(iii))	(Note 2(a)(v))	(Note 2(a)(vi))	(Note 2(a)(vii))	(Note 2(a)(viii))	(Note 2(a)(ix))	(Note 2(a)(x))
Non-current assets
Property, plant and equipment	(1,157)	—	—	—	116	—	—	—	(1,041)
Investment properties	—	—	—	—	(108)	—	—	—	(108)
Interests in leasehold land
held for own use under
operating leases	1,196	—	—	—	(3)	—	—	—	1,193
Goodwill	—	—	—	105	8	8	—	—	121
Properties held for/under
development	—	—	—	—	—	—	—	721	721
Other non-current assets	—	—	(118)	—	—	—	—	—	(118)

	39	—	(118)	105	13	8	—	721	768

Current assets
Derivative financial
instruments	—	—	102	—	—	—	—	—	102
Available-for-sale financial
assets	—	—	89	—	—	—	—	—	89
Financial assets at fair value
through profit or loss	—	—	(55)	—	—	—	—	—	(55)
Prepayments, deposits and
other current assets	—	—	26	—	—	—	—	(822)	(796)

	—	—	162	—	—	—	—	(822)	(660)

Current liabilities
Derivative financial
instruments	—	—	(62)	—	—	—	—	—	(62)
Accruals, other payables and
deferred income	—	(215)	(80)	—	—	—	—	18	(277)

	—	(215)	(142)	—	—	—	—	18	(339)

Net current assets/(liabilities)	—	(215)	20	—	—	—	—	(804)	(999)

Total assets less current
liabilities	39	(215)	(98)	105	13	8	—	(83)	(231)

Non-current liabilities
Long-term liabilities	—	—	(213)	—	—	—	—	—	(213)
Deferred tax liabilities	—	187	—	—	—	88	—	—	275
Deferred income	—	(856)	9	—	—	—	—	—	(847)
Other long-term liabilities	—	—	382	—	—	—	—	—	382

	—	(669)	178	—	—	88	—	—	(403)

Net assets/(liabilities)	39	(884)	80	105	13	96	—	(83)	(634)

CAPITAL AND RESERVES
Share premium	—	—	—	—	—	—	25	—	25
Employee share-based
compensation reserve	—	—	—	—	—	—	223	—	223
Property revaluation reserve	—	—	—	—	(120)	97	—	—	(23)
Convertible note and bonds
reserve	—	—	183	—	—	—	—	—	183
Available-for-sale financial
assets reserve	—	—	89	—	—	—	—	—	89
Deficit	39	(884)	(192)	105	133	(52)	(246)	(50)	(1,147)

Equity attributable to
equity holders of the
Company	39	(884)	80	105	13	45	2	(50)	(650)
Minority interests	—	—	—	—	—	51	(2)	(33)	16

Total equity	39	(884)	80	105	13	96	—	(83)	(634)

3.	SEGMENT INFORMATION

An analysis of turnover and profit for the year of the Group by business and geographical segments is set out below.

(a)	Business segments:

In HK$ million	Telecommunications Services		Business eSolutions		Infrastructure		Others		Elimination		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
		(Restated)		(Restated)		(Restated)		(Restated)		(Restated)		(Restated)
		(Note 16)		(Note 16)		(Note 16)		(Note 16)		(Note 16)		(Note 16)
REVENUE
Total revenue	15,931	15,334	2,454	2,701	5,154	5,863	312	372	(1,352)	(1,268)	22,499	23,002

RESULT
Segment results	4,471	4,728	(83)	(63)	539	1,274	(102)	(635)	—	—	4,825	5,304
Unallocated corporate
expenses											(271)	(899)
Interest income											533	57
Finance costs											(2,234)	(2,018)
Share of results of
jointly controlled
companies and
associates	120	162	—	(4)	—	—	1	(11)	—	—	121	147
Impairment losses on
interests in jointly
controlled companies
and associates	—	—	(4)	(16)	—	—	—	—	—	—	(4)	(16)

Profit before taxation											2,970	2,575
Income tax											(1,103)	(999)

Profit for the year											1,867	1,576

(b)	Geographical segments:

In HK$ million	Revenue from external customers
	2005	2004
		(Restated)
		(Note 16)

Hong Kong Special Administrative Region (“Hong Kong “)	20,613	21,212
Mainland China (excluding Hong Kong) and Taiwan	1,498	1,468
Others	388	322

	22,499	23,002

4.	OTHER GAINS, NET

	In HK$ million	2005	2004
			(Restated)
			(Note 16)
	Net realized gains on disposals of investments in a subsidiary, an
	associate, available-for-sale financial assets and financial assets at fair
	value through profit or loss	264	—
	Net unrealized gains on financial assets at fair value through profit or loss	73	—
	Impairment loss on investment in unconsolidated subsidiaries held for sale	(6)	—
	Net unrealized holding losses on other investments	—	(25)
	Net realized gains on disposals of investments in jointly controlled
	companies and associates, investment securities and other investments	—	22
	Provision for impairment of investments	(18)	(187)
	Loss on rental guarantee (note a)	(69)	—
	Net realized and unrealized fair value gains on derivative financial
	instruments	319	—
	Fair value gains on investment properties	2	—
	Amortization of premium received from equity options	—	5
	Gain on deemed disposal of interest in subsidiaries (note b)	—	59
	Gain on placement of Pacific Century Premium Developments Limited
	(“PCPD”) shares, net of expenses (note c)	—	524
	Dividend income	10	11
	Unclaimed dividend payable by a subsidiary written back	27	—
	Others	24	—

		626	409

a.	Under the formal property sale and purchase agreement dated December 21, 2004 in respect of the disposal of PCCW Tower, on completion of the disposal, there is a rental guarantee pursuant to which Partner Link Investments Limited, an indirect wholly-owned subsidiary of PCPD, will undertake to the purchaser that it will pay a guaranteed net monthly rental of approximately HK$13.3 million to the purchaser for a period of 5 years commencing from February 8, 2005, i.e. the date following completion of the disposal of PCCW Tower. During the period from February 8, 2005 to December 31, 2005, the Group has recorded a net loss of approximately HK$28 million, representing the net cash outflow under the rental guarantee. In addition, the Group has also made a provision of approximately HK$41 million in relation to the rental guarantee over the remaining term of the rental guarantee.

b.	On March 5, 2004, the Company and Dong Fang Gas Holdings Limited (“DFG”), a company incorporated in Bermuda and whose shares are listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), entered into an agreement, under which DFG conditionally agreed to purchase the Company’s interest in certain investment properties, the Cyberport project and related property and facilities management companies for an aggregate consideration of HK$6,557 million. Such consideration was satisfied by the issuance of the then 93.42% of the increased share capital of DFG of approximately HK$2,967 million to Asian Motion Limited (“Asian Motion”), and the issuance of convertible notes of HK$3,590 million to the Company respectively. The agreement became unconditional on May 10, 2004 and DFG was subsequently renamed Pacific Century Premium Developments Limited. As the Company became the controlling shareholder (as defined under the Rules Governing the Listing of Securities on the Stock Exchange) of DFG on completion of the transaction, the transaction was accounted for as a reverse acquisition and the Company was treated as acquiring a 93.42% interest in DFG. Accordingly, the Group recorded a deemed disposal gain of approximately HK$36 million for the year ended December 31, 2004 as a result of the injection of its interests in certain investment properties to acquire the 93.42% interest in DFG. In addition, on October 28, 2004, Asian Motion agreed to sell, through Lehman Brothers Asia Limited, 118,000,000 PCPD shares at a price of HK$2.18 per PCPD share. On the same date, Asian Motion also entered into a subscription agreement with PCPD for the subscription of 118,000,000 new PCPD shares at the price of HK$2.18 per PCPD share. The net proceeds from the subscription were used for general working capital purposes. As a result, the Group recorded another deemed disposal gain of approximately HK$36 million for the year ended December 31, 2004. Upon the adoption of new and revised HKFRSs effective January 1, 2005, the net assets of PCPD at the date of the deemed disposals were increased due to decreases of deferred tax liabilities (see note 2(a)(viii) above). Accordingly, these deemed disposal gains were restated to approximately HK$28 million and HK$31 million respectively to reflect the effect of the increased net assets of PCPD at the date of the deemed disposals.

c.	On April 30, 2004, the Company and Asian Motion agreed to sell, through Citigroup Global Markets Hong Kong Futures and Securities Limited, 237,000,000 PCPD shares at a price of HK$2.65 per PCPD share. The Group’s gain (net of expenses) from the share placing was approximately HK$252 million for the year ended December 31, 2004 and the net proceeds were used for the general working capital purposes of Asian Motion. In addition, on November 30, 2004, Asian Motion agreed to sell, through Deutsche Bank AG, Hong Kong Branch, 450,000,000 PCPD shares at a price of HK$2.48 per PCPD share. The Group’s gain (net of expenses) from this disposal was approximately HK$311 million for the year ended December 31, 2004 and the net proceeds were used for general corporate purposes. Upon the adoption of new and revised HKFRSs effective January 1, 2005, these gains on placement of PCPD shares were restated to approximately HK$238 million and HK$286 million respectively.

5.	PROFIT BEFORE TAXATION

	Profit before taxation is stated after crediting and charging the following:

	In HK$ million	2005	2004
			(Restated)
			(Note 16)
	Crediting:
	Revenue from properties sold	4,821	5,415
	Dividend income from
	— listed investments	9	—
	— unlisted investments	1	11
	Gain on disposal of property, plant and equipment, investment properties
	and interests in leasehold land held for own use under operating leases	24	56

	Charging:
	Cost of sales, excluding properties sold	6,348	5,866
	Cost of properties sold	4,119	4,665
	Depreciation of property, plant and equipment	2,543	2,357
	Amortization of goodwill, intangible assets and land lease premium	151	178
	Interest expense on borrowings (including arrangement fees and facility
	fees)	2,234	2,018
	Staff costs	2,677	2,996

6.	INCOME TAX

	In HK$ million	2005	2004
			(Restated)
			(Note 16)
	Hong Kong profits tax	1,098	989
	Overseas tax	5	10

		1,103	999

	Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the year.

	Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

7.	DIVIDENDS

	In HK$ million	2005	2004

	Interim dividend declared and paid of 6.5 HK cents (2004: 5.5 HK cents)
	per ordinary share	437	295
	Final dividend proposed after the balance sheet date of 12 HK cents (2004:
	9.6 HK cents) per ordinary share	807	645

		1,244	940

	The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

8.	EARNINGS PER SHARE

	The calculations of basic and diluted earnings per share are based on the following data:

	2005	2004
		(Restated)
		(Note 16)
Earnings (in HK$ million)
Earnings for the purpose of basic earnings per share	1,595	1,556
Effective interest on liability component of convertible bonds (net of
tax)	—	23

Earnings for the purpose of diluted earnings per share	1,595	1,579

Number of shares
Weighted average number of ordinary shares for the purpose of basic
earnings per share	6,388,671,140	5,369,998,643
Effect of deemed issue of shares under the Company’s share option
scheme for nil consideration	12,760,758	21,928,842
Effect of conversion of convertible bonds	—	96,864,195

Weighted average number of ordinary shares for the purpose of
diluted earnings per share	6,401,431,898	5,488,791,680

The US$450 million 1% guaranteed convertible bonds due 2007 of the Group outstanding as at December 31, 2005 has an anti-dilutive effect on the basic earnings per share for the year ended December 31, 2005, while both the US$450 million 1% guaranteed convertible bonds due 2007 and the US$1,100 million 3.5% guaranteed convertible bonds due 2005 of the Group outstanding as at December 31, 2004 have anti-dilutive effect on the basic earnings per share for the year ended December 31, 2004.

9. PROPERTIES HELD FOR/UNDER DEVELOPMENT

In HK$ million	2005	2004

Leasehold land, at cost:
Located in Hong Kong	—	3

Properties held for development	—	3

Properties under development (note a)	7,473	6,548
Less: Properties under development classified as current assets	(5,538)	(469)

	1,935	6,079

Total	1,935	6,082

a.	Pursuant to an agreement dated May 17, 2000 entered into with The Government of Hong Kong (the “Government”) (“Cyberport Project Agreement”), the Group was granted an exclusive right and obligation to design, develop, construct and market the Cyberport project at Telegraph Bay on the Hong Kong Island.

The Cyberport project consists of commercial and residential portions. The completed commercial portion was transferred to the Government at no consideration. The associated costs incurred have formed part of the development costs of the residential portion. Pre-sales of the residential portion of the Cyberport project commenced in February 2003.

10.	SALES PROCEEDS HELD IN STAKEHOLDERS’ ACCOUNTS

The balance represents proceeds from the sales of the residential portion of the Cyberport project retained in bank accounts opened and maintained by stakeholders. These amounts will be transferred to specific bank accounts, which are restricted in use, pursuant to certain conditions and procedures as stated in the Cyberport Project Agreement and the legally binding pre-sale contracts entered with the purchasers.

11.	RESTRICTED CASH

Pursuant to the Cyberport Project Agreement, the Group has a restricted cash balance of approximately HK$1,332 million as at December 31, 2005 (2004: HK$903 million) held in specific bank accounts. The uses of the funds are specified in the Cyberport Project Agreement.

In addition, the Group has a restricted cash balance of approximately HK$259 million as at December 31, 2005 (2004: Nil) which represented a bank deposit placed by an indirect wholly-owned subsidiary of the Company as a security for a bank guarantee issued in favour of the Company in connection with the undertakings in connection with the capital reduction approved by the High Court of Hong Kong (the “High Court”) on August 3, 2004 (“Capital Reduction”).

The remaining HK$1 million as at December 31, 2005 represented a bank deposit placed by an indirect subsidiary of the Company as a security for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services.

As at December 31, 2004, there was a bank deposit of HK$1 million placed by another indirect subsidiary of the Company as a security for a banking facility granted to that subsidiary of the Company.

12.	ACCOUNTS RECEIVABLE, NET

	An aging analysis of accounts receivable is set out below:

	In HK$ million	2005	2004

	0 — 30 days	1,247	1,055
	31 — 60 days	354	253
	61 — 90 days	110	108
	91 — 120 days	107	88
	Over 120 days	466	327

		2,284	1,831
	Less: Impairment loss for doubtful debts	(228)	(192)

		2,056	1,639

	The normal credit period granted by the Group ranges up to 30 days from the date of invoices.

13.	ACCOUNTS PAYABLE

	An aging analysis of accounts payable is set out below:

	In HK$ million	2005	2004

	0 — 30 days	648	636
	31 — 60 days	82	67
	61 — 90 days	43	22
	91 — 120 days	49	41
	Over 120 days	175	166

		997	932

14.	PROVISIONS

	In HK$ million		2005
		Payment
		to the
		Government	Others	Total
		(Note a)

	Beginning of year	6,380	88	6,468
	Additional provisions made	—	12	12
	Additional provisions included in properties under
	development	1,648	—	1,648
	Provisions settled	(1,323)	(71)	(1,394)

	End of year	6,705	29	6,734
	Less: Amounts classified as current liabilities	(5,270)	(29)	(5,299)

		1,435	—	1,435

a.	Pursuant to the Cyberport Project Agreement, the Government shall be entitled to receive payments of approximately 65% from the surplus cashflow arising from the sales of the residential portion of the Cyberport project, net of certain allowable costs incurred on the project, as stipulated under certain terms and conditions of the Cyberport Project Agreement. Provision for payment to the Government is included in properties under development as the amount is considered as a part of the development costs of the Cyberport project. The provision is based on estimated sales proceeds of the residential portion of the Cyberport project and the estimated development costs of the Cyberport project. The estimated amount to be paid to the Government during the forthcoming year is classified as current liabilities.

15.	POST BALANCE SHEET EVENTS

The following events occurred subsequent to December 31, 2005 up to the date of this announcement:

a.	On January 10, 2006, the High Court made an order permitting the release of the Company from its undertakings given to the High Court in connection with the Capital Reduction. In summary, the undertakings required certain amounts to be credited to the special capital reserve created in connection with the Capital Reduction; that those amounts should not be treated as realized profit for the purposes of the Hong Kong Companies Ordinance; that the special capital reserve should be treated as undistributable for the purposes of the Hong Kong Companies Ordinance; and that the Company record a summary of the undertakings in its audited or interim financial statements. Following the release of the undertakings, the Company and the special capital reserve will cease to be subject to those restrictions and the Company will no longer be required to record a summary of the undertakings in its audited or interim financial statements.

The order of the High Court permits the undertakings to be released subject to the Company setting aside sums totaling approximately US$544 million (approximately HK$4,243 million) and HK$106 million for the sole purpose of discharging certain debts or liabilities of the Company existing at the date of the Capital Reduction, principally being the aggregate amount of principal, accrued interest and redemption premium payable on maturity of the US$450 million 1% guaranteed convertible bonds due 2007 issued by PCCW Capital No. 2 Limited. Those amounts were set aside, and the release of the undertakings thereby became effective, on March 27, 2006. The cash set aside will be recorded under “Restricted Cash” in the balance sheet of the Company.

b.	On March 2, 2006, PCCW IMS China Development Limited (“PCCW IMS China”), an indirect wholly-owned subsidiary of the Company, entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) with China Network Communications Group Corporation (“China Netcom Group”) and China Netcom (Holdings) Company Limited*, a state-owned enterprise established under the laws of the People’s Republic of China (the “PRC”) and a wholly-owned subsidiary of China Netcom Group, (as vendors), and China Netcom Broadband Corporation Limited* (“CNCBB”), a limited liability company established in the PRC and a subsidiary of China Netcom Group, (as the target company), whereby PCCW IMS China will acquire an aggregate of 50% of the registered capital of CNCBB after the completion of CNCBB’s group reorganization at a consideration of RMB318 million (approximately HK$305.77 million), which will be funded by internal resources of the Company and is payable in a prescribed manner.

16.	COMPARATIVE FIGURES

Certain comparative figures have been adjusted or re-classified as a result of the changes in accounting policies. Further details are disclosed in note 2.

* The English name is inserted for identification purpose only.

The Directors as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert, Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

Forward-Looking Statements

This announcement contains certain forward-looking statements. The words “believe”, “intend”, “is confident”, “has confidence”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are intended to identify forward-looking statements. These statements are not historical facts or guarantees of future performance. Actual results could differ materially from those expressed or implied in such forward-looking statements. Such forward-looking statements are based on PCCW’s current assumptions and expectations and are subject to risks and uncertainties that could significantly affect expected results. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements are discussed herein and in PCCW’s reports furnished to or filed with the United States Securities and Exchange Commission (“SEC”), including, but not limited to the section “Forward-Looking Statements” and certain other sections of PCCW’s 2004 Annual Report on Form 20-F filed with the SEC on May 12, 2005 and PCCW’s 2005 Interim Report on Form 6-K furnished with the SEC on September 21, 2005.

Item 2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock code: 00008)

CONNECTED TRANSACTION
SUBSCRIPTION OF INTEREST
IN LIMITED PARTNERSHIP

On 30 March 2006, Internet Applications Limited, an indirect wholly owned subsidiary of the Company, entered into the Limited Partnership Agreement with the General Partner, to invest up to a maximum amount of US$50 million in the Fund as a founding Limited Partner.

The Fund has been established in the Cayman Islands as an exempted limited partnership with the principal objective of making investments in telecommunications, media and technology related companies with substantial markets and/or operations in the PRC. The Fund will be managed by the General Partner which is an exempted limited partnership established under the laws of the Cayman Islands.

The General Partner of the Fund is an associate of Dr. Tian Suning, a Non-Executive Director and Deputy Chairman of the Company. The General Partner is, therefore, a connected person of the Company under the Listing Rules and, accordingly, the Investment into the Fund constitutes a connected transaction for the Company under Rule 14A.13(1)(a) of the Listing Rules. The percentage ratios (as defined in the Listing Rules) applicable to the Investment exceed 0.1% but do not exceed 2.5% and, therefore, pursuant to Rule 14A.32 of the Listing Rules, the Investment is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders’ approval requirements of Rule 14A.18 of the Listing Rules.

INTRODUCTION

On 30 March 2006, IAL, an indirect wholly owned subsidiary of the Company, entered into the Limited Partnership Agreement with, inter alia, the General Partner to invest up to a maximum amount of US$50 million in the Fund as a founding Limited Partner.

INFORMATION ON THE FUND

The Fund has been established in the Cayman Islands as an exempted limited partnership, with the principal objective of making investments in telecommunications, media and technology related companies with substantial markets and/or operations in the PRC. The Fund will be managed by the General Partner pursuant to the Limited Partnership Agreement. The General Partner is an associate of Dr. Tian, a Non-Executive Director and Deputy Chairman of the Company.

IAL understands from the General Partner that the size of the Fund is estimated to range from approximately US$200 million to US$300 million in aggregate with a minimum closing amount of US$100 million.

The General Partner will contribute an amount equal to one and one-ninety-ninth percent (1-1/99%) of the total committed capital of the Fund pursuant to the Limited Partnership Agreement and accordingly, it is also entitled to the rights and benefits of a Limited Partner pursuant to the Limited Partnership Agreement.

IAL’s capital commitment amount of US$50 million will be funded from the Group’s internal resources.

The General Partner has sole and exclusive power of management, control and conduct of the Fund and its investment and other activities in accordance with the provisions of the Limited Partnership Agreement. The Limited Partners will not participate in the management of the Fund.

Investments to be made by the Fund shall be made in accordance with the terms of the Limited Partnership Agreement including investment restrictions and other provisions designed to protect the Fund against potential conflicts of interests between the Fund and the General Partner.

If the Fund generates an internal rate of return below 8% or has accumulated losses, the Limited Partners and the General Partner (in its Limited Partner capacity) will share profits and losses in proportion to their respective capital commitments. If the Fund has accumulated profits and generates an internal rate of return above 8%, the General Partner shares 20% of the profits of the Fund, the remaining 80% of the profits will be shared among the Limited Partners and the General Partner (in its Limited Partner capacity) in proportion to their respective capital commitments.

Term

The initial term of the Fund is ten years from 13 February 2006 and may be extended by two additional one-year periods by the General Partner with the prior consent of the advisory board of the Fund. Upon the expiration of such term or any early dissolution of the Fund, the affairs of the Fund will be wound up and distributions in dissolution will be made to the Limited Partners and the General Partner.

Advisory Fee

An advisory company designated by the General Partner which is an associate of Dr. Tian will provide management and administrative services to the Fund in consideration of annual advisory fees payable quarterly by the Fund during the term. The initial annual advisory fee payable to such advisory company for the first three years of the term of the Fund equals a sum representing 2.5% of the aggregate capital commitments of the Limited Partners and the General Partner. Thereafter, such annual advisory fee will decrease over the course of such term.

Indemnity

The Fund will indemnify out of its assets, amongst others, the General Partner any claim against or involving, inter alia, the General Partner or the Fund that relates to the Fund.

Although IAL’s liability to the Fund is generally limited to its capital commitment of US$50 million, if the Fund incurs any liability pursuant to such indemnity which it does not have sufficient resources to satisfy and each Limited Partner has already paid the full amount of their respective capital commitments, the General Partner may require each Limited Partner to make additional contributions to the capital of the Fund based on the amount of distributions received by the relevant Limited Partner from the Fund.

The Limited Partners will not be permitted to redeem or withdraw from the Fund in any circumstances. Limited Partners are not permitted to sell, assign, pledge, mortgage or otherwise dispose of or transfer their interests in the Fund without the prior written consent of the General Partner.

LISTING RULES IMPLICATIONS

The General Partner of the Fund is CBC Partners, L.P., an exempted limited partnership established in the Cayman Islands. The General Partner is wholly owned by Dr. Tian indirectly, a Non-Executive Director and Deputy Chairman of the Company.

Accordingly, the General Partner is an associate of Dr. Tian under the Listing Rules and, therefore, a connected person of the Company under the Listing Rules. Therefore, the Investment constitutes a connected transaction for the Company under Rule 14A.13(1)(a) of the Listing Rules. The percentage ratios (as defined in the Listing Rules) applicable to the Investment exceed 0.1% but do not exceed 2.5%, and, accordingly, pursuant to Rule 14A.32 of the Listing Rules, the Investment is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders’ approval requirements of Rule 14A.18 of the Listing Rules.

REASONS FOR AND BENEFITS OF THE INVESTMENT

The Company is a leading integrated telecommunications company in Asia and provides key services in the areas of integrated telecommunications; broadband solutions, connectivity, narrowband and interactive broadband (internet services), business e-solutions, data centres and related infrastructure. The Company has identified the PRC as an important area for investment and growth for the Group.

The Board considers that the telecommunications, media and technology sector in the PRC presents a wealth of attractive investment opportunities and is likely to flourish in the future. Dr. Tian is a leading figure in the telecommunications, media and technology sector in the PRC, with an outstanding reputation. Accordingly, the Board considers that the Fund provides an attractive means of investing in the telecommunications, media and technology sector in the PRC, mainly taking advantage of the expertise of Dr. Tian who is expected to provide proprietary deal flows, due diligence support and liaison with portfolio companies of the Fund. The Company is seeking to realise substantial long-term capital appreciation from the Investment.

The Board (including the Independent Non-Executive Directors of the Company) considers that the terms of the Investment are fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ON THE COMPANY

The principal activities of the Group are the provision of local, mobile and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment and the provision of computer, engineering and other technical services, mainly in Hong Kong, investment in, and development of, systems integration and technology-related business, and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in the PRC.

INFORMATION ON THE GENERAL PARTNER

The General Partner is ultimately controlled by Dr. Tian, as referred to above. The sole business of the General Partner is to act as the general partner of the Fund.

DEFINITIONS

In this announcement, the following terms and expressions shall (unless the context otherwise requires) have the following meanings:

“Board”	the board of directors of the Company;

“Company”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange;

“Fund”	China Broadband Capital Partners, L.P., an exempted limited partnership established under the laws of the Cayman Islands;

“General Partner”	CBC Partners, L.P., an exempted limited partnership established under the laws of the Cayman Islands and appointed as the general partner of the Fund in accordance with the Limited Partnership Agreement;

“Group”	the Company and its subsidiaries;

“IAL”	Internet Applications Limited, a company incorporated in the British Virgin Islands with limited liability, which is an indirect wholly owned subsidiary of the Company;

“Investment”	the investment by IAL of a limited partner interest in the Fund with a capital commitment of US$50 million in accordance with the Limited Partnership Agreement;

“Limited Partner(s)”	each of the limited partners of the Fund, including IAL;

“Limited Partnership Agreement”	the amended and restated limited partnership agreement entered into between, inter alia, the General Partner and IAL as a Limited Partner to govern their relationship and provide for the manner of operation and management of the Fund;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Dr. Tian”	Dr. Tian Suning, a Non-Executive Director and Deputy Chairman of the Company;

“PRC”	the People’s Republic of China;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“US $ ”	United States dollars, the lawful currency of the United States of America.

By Order of the Board
PCCW Limited
Hubert Chak
Company Secretary

Hong Kong, 30 March 2006

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz